Exhibit 99.1

MU FINANCE PLC

First Quarter Results

Fiscal Year Ending 30 June 2013

29 November 2012

CONSOLIDATED FINANCIAL STATEMENTS OF RED FOOTBALL LIMITED

The following is a required report issued to holders of the 8 3/4% pound sterling senior secured notes due 2017 and the 8 3/8% US dollar senior secured notes due 2017 issued by MU Finance plc, a subsidiary of Manchester United plc.

The summary financial information provided below has been derived from the unaudited consolidated interim financial report of the Red Football Limited group (RFL or the Company) as at and for the three month period ended 30 September 2012 and 2011, each of which has been prepared in accordance with International Financial Reporting Standards (IFRS) using the same accounting principles and on the same basis. Our interim results are not necessarily indicative of results to be expected for the full year.

Red Football Limited is a subsidiary of Manchester United plc and is the parent company of the Bond Group and these accounts are to enable Bondholders to make like for like comparisons with prior period quarterly reports.  Although the majority of the financial information is the same as that for the ultimate parent (Manchester United plc) there are a small number of important differences in the Consolidated Income Statement, including:

•                  Exceptional costs of £3.1 million only arise at the Manchester United plc level.

•                  Finance costs differ by £1.8 million due to foreign exchange movements on the cash proceeds from the IPO which were held above Red Football Limited.

•                  Tax — the tax credit for the quarter of £26.5 million (and related deferred tax asset) only arises at the Manchester United plc level as this is the entity that assumed certain US tax bases following the transfer of Red Football Shareholder Ltd and its subsidiaries from the controlling shareholders.

The items noted above also result in differences in certain line items within the Consolidated Statement of Financial Position and Consolidated Statement of Cashflows.

CONSOLIDATED INCOME STATEMENT - UNAUDITED

	Three months ended 30 September
(£ thousands)	2011	2012
Commercial revenue	34,560	43,030
Broadcasting revenue	21,885	13,722
Matchday revenue	17,337	19,564
Group revenue	73,782	76,316

Staff costs	(37,828)	(40,272)
Other operating expenses	(16,665)	(19,701)
Operating profit before depreciation, amortisation of, and profit on disposal of, players’ registrations (‘EBITDA’)	19,289	16,343
Depreciation	(1,839)	(1,917)
Amortisation of players’ registrations	(10,094)	(9,823)
Operating profit before profit on disposal of players’ registrations	7,356	4,603
Profit on disposal of players’ registrations	5,624	4,818
Operating profit	12,980	9,421
Net interest payable on loans and senior secured notes	(10,059)	(9,850)
Amortisation of issue discount and debt issue/finance costs	(803)	(3,072)
Premium on repurchase of senior secured notes	(1,900)	(5,244)
Unrealised fx (losses)/gains on dollar denominated senior secured notes	(6,252)	7,644
Fair value movement on derivative financial instruments	(321)	(16)
Net finance costs	(19,335)	(10,538)
Loss on ordinary activities before tax	(6,355)	(1,117)
Tax charge	(522)	(101)
Loss on ordinary activities after tax	(6,877)	(1,218)

Attributable to:
Owners of the Company	(6,925)	(1,300)
Non-controlling interests	48	82
	(6,877)	(1,218)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION - UNAUDITED

		At 30 September
(£ thousands)	Note	2011	2012

Property, plant and equipment		244,746	250,479
Investment property		13,816	14,169
Intangible assets—goodwill		421,453	421,453
Intangible assets—players’ registrations		120,234	135,634
Non-current trade and other receivables	1	13,000	1,500
Non-current tax receivable		2,500	—
Non-current assets		815,749	823,235

Current assets—other	1	674,887	693,907
Current assets — cash and cash equivalents		64,967	52,521
Current liabilities	2	(230,223)	(267,378)
Net current assets		509,631	479,050

Total assets less current liabilities		1,325,380	1,302,285
Non-current liabilities	3	(520,620)	(412,885)
Net assets		804,760	889,400

Equity attributable to owners of the Company		807,042	891,321
Non-controlling interests		(2,282)	(1,921)
Equity		804,760	889,400

CONSOLIDATED STATEMENT OF CASH FLOWS  — UNAUDITED

	Three months ended 30 September
(£ thousands)	2011	2012

EBITDA	19,289	16,343

Movement in working capital	3,192	17,424

Net cash inflow from operating activities	22,481	33,767

Net interest paid	(20,978)	(24,418)
Tax paid	(3,212)	(202)

Net cash outflow from player capital expenditure	(47,068)	(29,533)
Net cash outflow from general capital expenditure	(13,775)	(3,396)

Net change in borrowings	(23,126)	5,700
Net decrease in cash and cash equivalents	(85,678)	(18,082)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

1. Current assets - other

	At 30 September
(£ thousands)	2011	2012
Derivative financial instruments	643	1,228
Net trade receivables	16,194	39,939
Amounts owed by parent undertaking	618,385	619,241
Other receivables	10,269	163
Prepayments and accrued income	42,396	31,285
Current tax receivable	—	3,551
	687,887	695,407
Less: non-current portion:
Trade receivables	(3,000)	(1,500)
Other receivables	(10,000)	—
	674,887	693,907

2. Current liabilities

	At 30 September
(£ thousands)	2011	2012
Derivative financial instruments	1,725	—
Borrowings	6,942	5,740
Trade payables	15,598	25,570
Amounts owed to parent undertakings	30,114	27,891
Current tax liabilities	1,127	3,172
Social security and other taxes	9,852	14,430
Other payables	5,632	5,786
Accruals	24,112	33,649
Deferred revenue	134,642	150,714
Provisions	479	426
	230,223	267,378

3. Non-current liabilities

	At 30 September
(£ thousands)	2011	2012
Derivative financial instruments	—	1,701
Borrowings	426,299	353,966
Trade payables	4,006	7,213
Other payables	19,067	16,019
Deferred revenue	16,106	7,131
Provisions	1,795	1,247
Deferred tax liabilities	53,347	25,608
	520,620	412,885